RosBusinessConsulting

RBC

Securities and Exchange Commission
File No: 82-34864

19.01.2007

07020716

PL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'Salon Press signs ad sales deal with Video International'.
2. A press release: 'RBC journalists named among the best parliamentary correspondents'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.

Internet: http://www.rbc.ru

RosBusinessConsulting

Salon Press signs ad sales deal with Video International

Video International Group, a leading media seller in Russia, will be selling advertising for Salon Press titles. The parties expect this to boost the ad saies of the publishing house by reaching new categories of advertisers.

Moscow, December 15, 2006 – Today the Salon Press publishing house, which is part of OAO RBC Information Systems (**RTS, MICEX: RBCI**), has announced the signing of an agreement with Video International. As a result of negotiations the companies have agreed that two advertising agencies, Eidos and Video International Press, will be jointly handling ad sales for Salon Press magazines.

Until recently, Eidos has acted as the exclusive sales house for all Salon Press publications, which put them ahead of other interior décor and construction magazines among such core advertisers as manufacturérs of furniture, finishing and construction products, as well as providers of construction and home repair services.

Given the upbeat performance of the publishing house's flagship titles and the launch of new projects, the management of Salon Press resolved to boost its sales among such advertiser groups as alcohol and tobacco, clothing, cosmetics and perfumes, cars, mobile communications services and mobile phones companies, where Video International Group holds traditionally strong positions.

Sergei Shustov, Salon Press General Director, stressed that he regarded the ad sales agreement with Video International as part of the company's strategic development plan. "Our publishing house tops the market of home décor and architecture publications in Russia both in terms of advertising revenue and readership. Collaboration with Video International will promote the company in its competitive market position, providing outreach to new audiences," Sergei Shustov said.

Additional Information

Salon Press Publishing House was the first to start publishing magazines dealing with architecture, home decor, and home and office improvements in Russia. It publishes *SALON Interior, Idei Vashego Doma* (Ideas for Your Home), *Interior Digest* magazines and the *Interyer Magazin* (Interior Store) catalogue, as well as special issues of the *Idei Vashego Doma* magazine, including *Svoi Dom* (Home), *Kukhni* (Kitchens), *Vannye Komnaty* (Bathrooms); supplements to *SALON Interior* magazine including *Tekhnomania* (Technomania), *Décor, Podarki* (Presents); regional magazine *Chastniy Interyer. Sankt-Peterburg* (Private Interior. St. Petersburg): and *Zhenshchina za Rulyom* (Women Driving). In partnership with Luxury Media, Salon Press publishes the *Four Seasons, Mercedes, Mercedes-Benz Classic* and *In Moscow* magazines. As of

July-August 2006 statistics, Salon Press is among the top twenty magazine publishers in Russia rated on combined single issue circulation of all titles, according to the Guild of Periodical Press Publishers.

Video International Group is the largest media seller in Eastern Europe offering outsourcing services in the sphere of media advertising opportunities, with an annual turnover of $2.5bn. The Group consists of sales houses, which hold leading positions in the core segments of the media advertising market. The company employs over 3,000 people in 6 countries and 50 cities.

Investor contact: Natalia Makeeva
Tel: + 7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

RBC RosBusinessConsulting

RBC journalists named among the best parliamentary correspondents

Moscow, January 16, 2007 – On January 12, on the eve of the Russian Press Day, Boris Gryzlov, Chairman of the Russian State Duma, awarded the best parliamentary journalists for the comprehensive coverage of the Russian State Duma activities in mass media. Journalists of the leading Russian mass media (TV channels, newspapers, magazines, web sites, information agencies and radio stations) were nominated.

Two RBC correspondents were named among the winners. Olga Beskova-Doronina (RosBusinessConsulting Russian Information Agency) was rewarded in the Information Agencies category, and Maria Zaytseva (RBC TV) was praised as one of the best TV journalists.

"We are very glad that our journalists were awarded for the best media coverage of the Russian State Duma. RBC correspondents have already won awards for comprehensive and unbiased coverage of the Russian governmental bodies' operation, and in 2007 we will continue to do our job professionally," RBC Media Business Director Artyom Inyutin said.

Investor contact: Natalia Makeeva
Tel: +7 495 363 1111, ext. 1369, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com